Filed by Bank First Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Tomah Bancshares, Inc.

Commission File No. 333-236067

April 14, 2020

Dear Fellow Shareholders:

As part of our efforts to help stop the spread of novel coronavirus COVID-19, and adhere to Governor Evers “Safer at Home” order and the Center of Disease Control and Prevention (CDC) guidelines regarding large gatherings, the Tomah Bancshares, Inc. Board of Directors has made the decision to convert the Special Meeting of Shareholders to vote on the proposed merger of Tomah Bancshares, Inc. with and into Bank First Corporation (the “Merger”), scheduled for April 24, 2020, into a telephonic call-in meeting only. The meeting will convene as originally scheduled at 8:30 a.m., Central Time, on Friday, April 24, 2020.

TELECONFERENCE INSTRUCTIONS

In order to access the teleconference of the Special Meeting, please dial 1 (408) 650-3123 (domestic) and provide Confirmation Code #861-424-397 to the greeter. Please note that your line will be muted during the call and listening to the teleconference of the Annual Meeting will not constitute attendance at the meeting for purposes of determining a quorum. In addition, you will not be able to vote via teleconference. Accordingly, it is important for you to return your completed Proxy Card to us in advance of the Special Meeting in order for your attendance and vote to be counted.

The proxy statement, voting instructions and proxy card for the Special Meeting were included in the mailed packet that you received in mid-March.

During the meeting, we expect short presentations to be made by Robert Holmes, President of Tomah Bancshares, Inc., Kevin Ravenscroft, President and CEO of Timberwood Bank, and Michael Molepske, President and CEO of Bank First Corporation, in advance of the official business of the meeting. In order to ensure that the Special Meeting runs as efficiently as possible, we will not be accepting questions on the call. Rather, please submit any questions you would like to have answered at the Special Meeting to Andrea Peterson at apeterson@timberwoodbanks.com no later than close of business on April 21, 2020. We will do our best to address each of the questions submitted to us by that date during the Special Meeting.

We appreciate your patience and understanding as we navigate these unprecedented times. If you have any questions about the Merger please do not hesitate to contact Kevin Ravenscroft at 608-372-2265 or Robert Holmes at 608-387-2896, or for questions about the Special Meeting, or to receive a replacement copy of the proxy statement or proxy card, contact Andrea Peterson at 608-374-1142, or by email at apeterson@timberwoodbanks.com.

Sincerely,

Robert Holmes, President